News Release

Alexco Announces Amended Environmental Subsidiary Agreement With Canada,
Resulting in Cost Recovery and Long Term Certainty

July 23, 2013 - Alexco Resource Corp. (NYSE-MKT:AXU, TSX:AXR) today announces the signing of the Amended and Restated Environmental Subsidiary Agreement (the “ARSA”) which amends the original agreement struck in 2006 between Canada and Alexco’s wholly owned environmental subsidiary, Elsa Reclamation and Development Company Ltd. (“ERDC”). Both the original agreement and the ARSA indemnify Alexco from all historical mining liability and set out in detail the terms, conditions and operating protocols under which ERDC will perform ongoing environmental care and maintenance and final cleanup of legacy liabilities in the historic Keno Hill Silver District, as a contractor to the Canadian government.

Highlights of the ARSA:

  Recognition that developing the initial Reclamation Plan is more complicated than originally anticipated, so the ARSA provides for Canada to contribute a higher proportion of those costs than provided for under the 2006 Agreement. ERDC will contribute 5% of the Reclamation Plan development costs rather than the previous 35% cost share. ERDC is entitled to recoup approximately $2 million for the Reclamation Plan development costs previously contributed by ERDC in excess of the newly agreed proportion.

  Adjusts ERDC’s participation in ongoing environmental care and maintenance costs. The 2006 Agreement contemplated ERDC paying 15% of such costs, with its share annually increasing by 15%, up to 100% of the costs. The ARSA now provides for these costs to be shared approximately 50/50, with Canada paying ERDC $850,000 annually to continue the care and maintenance work.

  If the final closure work is completed under budget, Alexco recoups any balance in a $10 million trust established by Alexco to fund the Reclamation Plan.

President and Chief Executive Officer Clynt Nauman said, “Changes in our agreement with Canada will ensure that projects don’t get bogged down through an overly cumbersome approval process while adding firm predictability to ERDC’s long-term, future work at Keno Hill. We appreciate the fairness and cooperation the Canadian government has shown through our efforts to conclude an amended agreement that is commercially fair for ERDC while potentially reducing the costs of cleanup to the Canadian taxpayer. Further, the agreement ensures that Yukon and First Nations governments benefit from ongoing input to the reclamation and closure plan.”

The cleanup project for Keno Hill is proceeding in two phases: a planning, consultation, and permitting phase, followed by an execution phase. The project planning phase has advanced several final reclamation options, from which the preferred option(s) will be selected for environmental assessment and regulatory authorization, resulting in a Reclamation Plan. ERDC anticipates that the project execution phase will start in 2016, and will take approximately 5 years to complete.

ERDC is overseen by Alexco’s wholly owned environmental services division, Alexco Environmental Group (“AEG”). In addition to its Keno Hill work, AEG’s other larger environmental projects include the remediation of the ASARCO Globe smelter in Denver and, more recently, a technically complex water treatment project at a large underground uranium mine in Colorado.

Head Office	T. 604 633 4888
Alexco Resource Corp.	F. 604 633 4887
200 Granville Street, Suite 1150
Vancouver, BC V6C 1S4
Canada

About Alexco

Alexco Resource Corp. owns and operates the Bellekeno silver mine, one of several mineral properties held by Alexco which encompass substantially all of the historical Keno Hill Silver District located in Canada’s Yukon Territory. Bellekeno, which commenced commercial production at the beginning of calendar year 2011, is Canada’s only operating primary silver mine. The Keno Hill Silver District lies within the traditional territory of the First Nation of Na-Cho Nyak Dun which has a fully settled land claim agreement with the Government of Canada and the Yukon, and Alexco operates within the District under a comprehensive cooperation and benefits agreement with the First Nation. Alexco’s primary near-term exploration objective is to unlock value in the silver-rich Keno Hill District. Employing a unique business model, Alexco also provides mine-related environmental services, remediation technologies and reclamation and mine closure services to both government and industry clients through the Alexco Environmental Group, its wholly-owned environmental services division.

Contact

Clynton R. Nauman, President and Chief Executive Officer
Vicki Veltkamp, Vice President Investor Relations
Phone: (604) 633-4888
Email: info@alexcoresource.com

Please visit the Alexco website at www.alexcoresource.com

Some statements (“forward-looking statements”) in this news release contain forward-looking information concerning the Company’s anticipated results and developments in the Company’s operations in future periods, planned exploration and development of its properties, plans related to its business and other matters that may occur in the future, made as of the date of this news release. Forward-looking statements may include, but are not limited to, statements with respect to future remediation and reclamation activities, future mineral exploration, the estimation of mineral reserves and mineral resources, the realization of mineral reserve and mineral resource estimates, future mine construction and development activities, future mine operation and production, the timing of activities and reports, the amount of estimated revenues and expenses, the success of exploration activities, permitting time lines, requirements for additional capital and sources and uses of funds. Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors which could cause actual events or results to differ from those expressed or implied by the forward-looking statements. Such factors include, among others, risks related to actual results and timing of exploration and development activities; actual results and timing of mining activities; actual results and timing of environmental services activities; actual results and timing of remediation and reclamation activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of silver, gold, lead, zinc and other commodities; possible variations in mineable resources, grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; First Nation rights and title; continued capitalization and commercial viability; global economic conditions; competition; and delays in obtaining governmental approvals or financing or in the completion of development activities. Forward-looking statements are based on certain assumptions that management believes are reasonable at the time they are made. In making the forward-looking statements included in this news release, the Company has applied several material assumptions, including, but not limited to, the assumption that market fundamentals will result in sustained silver, gold, lead and zinc demand and prices. There can be no assurance that forward-looking statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. The Company expressly disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as otherwise required by applicable securities legislation.